Exhibit 99.1


Selected Financial Data

Laclede Gas Company

                                                                  Fiscal Years Ended September 30
(Thousands)                                        2003          2002          2001          2000         1999
                                                -------------------------------------------------------------------
Summary of Operations
Operating Revenues:
 Utility                                           $774,772      $592,097    $  923,242      $529,250     $473,031
 Other                                                2,391         2,521        78,867        36,878       18,287
                                                -------------------------------------------------------------------
Total operating revenues                            777,163       594,618     1,002,109       566,128      491,318
                                                -------------------------------------------------------------------

Operating Expenses:
Utility:
 Natural and propane gas                            483,742       340,045       640,006       294,717      246,294
 Other operation expenses                           118,550       106,027       101,915        86,970       83,661
 Maintenance                                         18,759        17,813        19,262        18,556       19,517
 Depreciation & amortization                         22,229        24,215        26,193        24,672       21,470
 Taxes, other than income taxes                      56,102        48,342        65,062        42,788       41,660
                                                -------------------------------------------------------------------
Total utility operating expenses:                   699,382       536,442       852,438       467,703      412,602
Other                                                 2,386         2,572        77,346        35,082       17,497
                                                -------------------------------------------------------------------
Total operating expenses                            701,768       539,014       929,784       502,785      430,099
                                                -------------------------------------------------------------------
Operating income                                     75,395        55,604        72,325        63,343       61,219

Allowance for Funds Used During
 Construction                                          (107)         (149)          749           397          739
Other Income and Income
 Deductions - Net                                       986           699           668           338         (942)
                                                -------------------------------------------------------------------
Income Before Interest
 and Income Taxes                                    76,274        56,154        73,742        64,078       61,016
                                                -------------------------------------------------------------------
Interest Charges:
 Interest on long-term debt                          20,169        20,820        18,372        15,164       13,966
 Other interest charges                               3,752         4,285        10,067         8,844        6,627
                                                -------------------------------------------------------------------
    Total interest charges                           23,921        25,105        28,439        24,008       20,593
                                                -------------------------------------------------------------------
Income Before Income Taxes                           52,353        31,049        45,303        40,070       40,423
Income Taxes                                         18,011        10,720        14,831        14,105       14,361
                                                -------------------------------------------------------------------
Net Income                                           34,342        20,329        30,472        25,965       26,062
Dividends on Redeemable Preferred
 Stock                                                   62            68            87            93           97
                                                -------------------------------------------------------------------
Earnings Applicable to
 Common Stock                                      $ 34,280      $ 20,261    $   30,385      $ 25,872     $ 25,965
                                                ===================================================================



                                     1



Selected Financial Data (continued)

Laclede Gas Company

                                                                  Fiscal Years Ended September 30
(Thousands)                                       2003           2002          2001           2000          1999
                                              -----------------------------------------------------------------------
Dividends Declared -
 Common Stock                                   $   25,492       $ 25,311      $ 25,296       $ 25,297      $ 24,459

Utility Plant
 Gross Plant - End of Period                    $1,030,665       $988,747      $949,775       $915,998      $872,527
 Net Plant - End of Period                         621,247        594,376       569,640        545,715       517,635
 Construction Expenditures                          49,926         48,765        46,952         51,635        48,698
 Property Retirements                                8,007          9,769        13,141          6,663         8,190
Total Assets                                    $1,113,009       $994,937      $975,910       $931,740      $837,664

Capitalization -
 End of Period
 Common Stock and Paid-In
  Capital                                       $   82,579       $ 82,579      $106,590       $106,579      $106,570
 Retained Earnings                                 189,507        180,719       205,512        200,423       199,848
 Accumulated Other Comprehensive
  Income (Loss)                                       (582)          (339)            -              -           (77)
 Treasury Stock                                          -              -       (24,017)       (24,017)      (24,017)
                                              -----------------------------------------------------------------------
      Common Stock Equity                          271,504        262,959       288,085        282,985       282,324
 Redeemable Preferred Stock                          1,258          1,266         1,588          1,763         1,923
 Long-Term Debt                                    259,625        259,545       284,459        234,408       204,323
                                              -----------------------------------------------------------------------
      Total capitalization                      $  532,387       $523,770      $574,132       $519,156      $488,570
                                              =======================================================================

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "may," "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o    weather conditions and catastrophic events;
o    economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
     o   allowed rates of return
     o   incentive regulation
     o   industry and rate structures
     o   purchased gas adjustment provisions
     o   franchise renewals
     o   environmental or safety matters
     o   taxes
     o   accounting standards;
o    the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply; and
o    employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and the combined notes thereto.

RESULTS OF OPERATIONS

Earnings

Utility earnings are generated by the sale of heating energy, which historically have been heavily influenced by the weather. During fiscal 2002, earnings suffered from a significant weather-related reduction in natural gas sales, primarily as a result of a heating season that was the fifth warmest on record and 15% warmer than normal. In sharp contrast, natural gas sales returned to near-normal levels for fiscal 2003 as the heating season was just 1% colder than normal, but

21% colder than fiscal 2002. The significantly warmer temperatures experienced in fiscal 2002 were 22% warmer than in fiscal 2001.

As part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and is expected to stabilize the Utility's earnings for the future.

Laclede Gas' net income applicable to common stock for fiscal 2003 was $34.3 million, compared with $20.3 million for fiscal 2002, and $30.4 million for fiscal 2001.

In addition to the favorable effect of higher gas sales arising from the colder weather, earnings also improved due to the impacts of rate changes put into effect on December 1, 2001 and November 9, 2002, higher income from off-system sales and capacity release, and benefits resulting from the Utility's management of its annual gas supply costs. These factors were partially offset by the effect of income recorded in fiscal 2002 produced by the Utility's Price Stabilization Program and higher costs of doing business.

The $10.1 million decrease in earnings in fiscal 2002 (from 2001) was primarily attributable to the adverse impact of (1) lower gas sales arising from temperatures in its service area that were significantly warmer than the prior year; and, (2) the Missouri Public Service Commission's decision not to extend the Utility's Gas Supply Incentive Plan (GSIP) beyond September 30, 2001. The GSIP produced significant benefits for customers and shareholders during the preceding five years during which the program was in effect. These factors were partially offset by (1) the benefit of the general rate increase effective on December 1, 2001; (2) nearly $4.9 million of pre-tax income from the Utility's Price Stabilization Program (PSP) recorded in 2002; and (3) higher income from off-system sales and capacity release revenues. The PSP is discussed further in the Regulatory Matters section below.


Operating Revenues

Operating revenues for fiscal year 2003 increased $182.7 million, or 30.9%, above fiscal 2002. The increase in operating revenues was primarily comprised of higher natural gas sales levels resulting from colder weather and other variations amounting to $61.8 million, higher PGA rates that are passed on to Utility customers (subject to prudence review) of $87.2 million, increased off-system and capacity release revenues of $18.5 million, and the general rate increases amounting to $15.2 million.

Operating revenues for fiscal year 2002 decreased $331.1 million, or 35.9%, below fiscal 2001, reflecting both the return to a more traditional level of wholesale gas prices and a weather-related reduction in natural gas sales. The decrease in operating revenues was primarily comprised of lower wholesale natural gas costs of $228.2 million and lower natural gas sales levels and other variations of $125.3 million. These factors were slightly offset by the benefit of the Utility's general rate increase, implemented December 1, 2001, amounting to $9.2 million, and higher off-system sales, capacity release and incentive revenues of $13.2 million.

Other operating revenues decreased $.1 million in 2003 (from 2002). Other operating revenues decreased $76.3 million in 2002 (from 2001) reflecting exclusion of subsidiary revenues in the presentation subsequent to the October 1, 2001 restructuring.

Laclede Gas sold and transported 1.13 billion therms in 2003 compared with
1.06 billion and 1.12 billion in 2002 and 2001, respectively.


Operating Expenses

Operating expenses in fiscal 2003 increased $162.9 million, or 30.4%, from fiscal 2002. Natural and propane gas expense increased $143.7 million primarily attributable to higher volumes purchased for sendout arising from the colder weather, higher rates charged by our suppliers, and higher off system gas expense. Other operation and maintenance expenses increased $13.4 million, or 10.9%, primarily due to increased pension expense, a higher provision for uncollectible accounts, increased group insurance charges, higher wage rates, and increased insurance premiums. These factors were partially offset by reduced distribution charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). This effect was partially offset by increased depreciable property. Taxes, other than income, increased $7.8 million, or 16.1%, primarily due to higher gross receipts taxes, reflecting the increased revenues.

Operating expenses in fiscal 2002 decreased $316.0 million, or 37.1%, from fiscal 2001. Natural and propane gas expense decreased $300.0 million primarily due to decreased rates charged by suppliers and lower volumes purchased for sendout due to the warmer weather, partially offset by higher off-system gas expense. Other operation and maintenance expenses increased $2.7 million, or 2.2%, primarily due to higher group insurance charges, higher wage rates, increased insurance premiums, lower net pension credits, and costs to remove retired utility plant. These factors were partially offset by a lower provision for uncollectible accounts and reduced distribution and maintenance charges. Depreciation and amortization expense decreased $2.0 million primarily due to the effect of lower depreciation rates instituted December 1, 2001 and negative amortization of a portion of the depreciation reserve effective July 1, 2002, as authorized by the MoPSC (see Note 1 related to Utility Plant, Depreciation and Amortization). These effects were partially offset by increased depreciable property. Taxes, other than income, decreased $16.7 million, or 25.7%, primarily due to lower gross receipts taxes, reflecting the decreased revenues.


Interest Charges

Interest expense decreased $1.2 million, or 4.7%, in fiscal 2003 (compared with fiscal 2002) primarily due to lower interest on long-term debt (due to the May 2003 maturity of $25 million of 6 1/4% First Mortgage Bonds) and reduced short-term interest expense (primarily due to lower rates).


Income Taxes

The variations in income taxes for all periods reported are primarily due to changes in pre-tax income.


Labor Agreement

On July 30, 2000, Laclede Gas and Union representatives reached a new four-year labor agreement replacing the prior agreement that was to expire July 31, 2000. The new contract extends through July 31, 2004. The settlement resulted in wage increases of 2.75% in all four years, along with lump-sum payment provisions and other benefit improvements.


CRITICAL ACCOUNTING POLICIES

Our Discussion and Analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our consolidated financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain stop/loss coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         The Company records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see the Note 1 to the Financial Statements included in this report on page 23.


REGULATORY MATTERS

At the state level, there have been several important developments during the fiscal year affecting Laclede Gas, some of which are still pending.

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous order and Laclede Gas appealed this second order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Western District Court of Appeals. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court.

On May 31, 2002, the Staff of the Commission filed a Motion to Investigate Laclede Gas Company's alleged transfer of its gas supply function to Laclede Energy Services, Inc. (LES), a subsidiary of Laclede Group, and such action's ramifications, including whether such alleged transfer required Commission approval or was otherwise lawful. On June 10, 2002 Laclede Gas responded, pointing out that it had not transferred its gas supply functions to LES but had instead delegated five employees to LES with responsibility for performing various gas supply administrative duties, many of which had been performed in prior years by an outside party. Laclede Gas remained primarily responsible for the gas supply function. Laclede Gas urged the Commission to deny Staff's Motion on this and other grounds. The Commission concluded that a case should be established to investigate the issues raised by the Staff. The Commission also ordered the Staff to file a status report regarding progress of the investigation and Laclede Gas to file any responses to the Staff's status report. On March 28, 2003, Laclede Gas filed a Motion with the Commission indicating that LES would be dissolved and that in light of such action the parties had agreed that the investigation could be terminated and the case closed. On April 14, 2003, LES ceased to exist as a corporation. On April 22, 2003, the Commission ordered that the investigation be dismissed and the case closed. The dissolution of LES had no material effect on the financial position and results of operations of Laclede Gas.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax

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

gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas believes that Staff's position lacks merit and has vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede will instead pay the $4.9 million into the Court's registry pending a final judicial determination of Laclede's entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. The Court's Order and Judgment becomes final 30 days after the date it was issued, at which time it will be subject to appeal.

On July 29, 2002, Laclede Gas filed a proposed Catch-Up/Keep-Up Program with the MoPSC that would permit the Company to use a portion of the savings from its negotiated pipeline discounts to fund a low-income energy assistance program. Pursuant to, and among revisions to the Program filed by the Utility on September 23, 2002, the amount of discount savings that could be used for this purpose would be limited to $6 million per year. In response to certain objections filed by the MoPSC Staff and Missouri Office of the Public Counsel, the Commission suspended the tariffs implementing the Program and scheduled a prehearing conference that occurred on October 23, 2002. Formal hearings were held on December 2 and 3, 2002. On January 16, 2003, the Commission, by a 3 to 2 vote, issued an order rejecting the proposed plan. On January 23, 2003, the Utility filed a Motion for Reconsideration seeking to identify whether the Commission would approve the Program at a reduced funding level of $3 million per year. On February 13, 2003 the Commission convened a hearing for oral argument. On March 6, 2003 the Commission denied the Company's Motion for Reconsideration.

On October 3, 2002, the MoPSC approved a settlement reached among the parties to the 2002 rate case, filed by Laclede Gas on January 25, 2002. The terms of the settlement included (1) an annual rate increase of $14 million effective on November 9, 2002; (2) a moratorium on additional rate filings until March 1, 2004; and (3) an innovative rate design that is expected to provide the Utility with the ability to recover its distribution costs, which are essentially fixed, in a manner that is significantly less sensitive to weather. The settlement also provided for, among other things, changes resulting in negative amortization of the depreciation reserve of $3.4 million annually effective from July 1, 2002 until the Utility's next rate case proceeding, minor changes in depreciation rates effective January 1, 2003, and changes in the regulatory treatment of pension costs primarily designed to stabilize such costs, effective beginning fiscal 2003. Also approved was an incentive program beginning in fiscal 2003 under which the Utility may achieve, under specific conditions, income related to management of its gas supply commodity costs. Previously deferred costs of $.3 million are being recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective with implementation of the new rates, in addition to certain amounts authorized previously.

On July 10, 2003, a bill was signed into Missouri law that, among other things, allows gas utilities to adjust their rates twice a year to recover the depreciation, property taxes, and rate of return on facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. This bill was signed into law and became effective on August 28, 2003. The bill did not have any impact on Laclede during fiscal year 2003, and the Utility is currently evaluating the impact it may have on future periods. The Utility anticipates that the bill will have a generally favorable impact on cash flows and earnings.

On October 9, 2003, the MoPSC issued an order conditionally granting the Utility's request for a three year extension, through October 31, 2006, of its authorization to issue securities pursuant to its Universal Shelf Registration. The extension authorizes the Utility to issue securities in an amount not to exceed $270 million, which represented the unused portion of the $350 million Shelf Registration amount previously authorized in 2000.


ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The adoption of SFAS Nos. 141 and 142 on October 1, 2002 did not have a material effect on the financial position or results of operations of Laclede Gas.

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The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations,"
which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The adoption of this Statement on October 1, 2002 did not affect the financial position or results of operations of Laclede Gas. There are legal obligations related to final abandonment of the Utility's gas distribution system. However, these obligations related to mass property and other distribution system assets generally continue in perpetuity and can not be measured under SFAS No. 143 because of indeterminate settlement dates and cash flow estimates.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. Adoption of this Statement in fiscal 2003 did not have a material effect on the financial position or results of operations of Laclede Gas.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the financial position or results of operations of Laclede Gas.

SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The required disclosures are included in Laclede Group's Note 1, page 38.

SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for all hedging relationships designated after June 30, 2003. There was no effect on the financial position or results of operations of Laclede Gas.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Laclede Gas' redeemable preferred stock is a liability under the provision of SFAS No. 150 and is presented within the Capitalization section on the Consolidated Balance Sheets. There was not a material effect on the financial position or results of operations of Laclede Gas.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation also requires disclosures in interim and annual financial statements about obligations under certain guarantees that the entity has issued. These disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. This Interpretation did not have a material effect on the financial position or results of operations of Laclede Gas.

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addresses consolidation of business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003. Laclede Gas does not expect a material effect on its financial position or results of operations.

In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses did not have a material effect on the financial position or results of operations of Laclede Gas.


INFLATION

The accompanying consolidated financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.


CREDIT RATINGS

As of September 30, 2003, credit ratings for outstanding securities for Laclede Gas and Laclede Gas issues were as follows:

Type of Facility                                 S&P           Moody's           Fitch
-------------------------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds                  A              A3               A+
Laclede Gas Commercial Paper                     A-1             P-2

On May 5, 2003, Standard & Poor's (S&P) downgraded the long-term corporate credit rating for Laclede Gas' First Mortgage Bonds from A+ to A. S&P cited bondholder protection parameters that have eroded due to several successive warmer-than-normal winters and increasing debt leverage as reasons for the downgrade. S&P ratings outlook is currently stable.

The Utility's ratings remain investment grade, and the Company believes that it will have adequate access to the markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.


LIQUIDITY AND CAPITAL RESOURCES

The Utility's short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

During the fiscal year 2003 heating season, Laclede Gas had lines of credit in place of up to $230 million. Laclede Gas sold commercial paper aggregating to a maximum of $220.7 million at any one time during the fiscal year, but did not borrow from the banks under the aforementioned agreements. At this writing, Laclede Gas has aggregate lines of credit totaling $290 million, including a seasonal credit line of $25 million expiring February 13, 2004. Short-term commercial paper borrowings outstanding at September 30, 2003 were $218.2 million at a weighted average interest rate of 1.16%. Based on total short-term borrowings at September 30, 2003, a change in interest rates of 100 basis points would increase or decrease Laclede Gas's pre-tax earnings and cash flows by approximately $2.3 million on an annual basis.

Most of Laclede Gas' lines of credit include a covenant limiting total debt, including short-term debt, to no more than 70% of total capitalization. On September 30, 2003, total debt was 64% of total capitalization.

Laclede Gas has filed a shelf registration on Form S-3. Of the $350 million of securities originally registered under this S-3, $270 million of debt securities remained registered and unissued as of September 30, 2003. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC has extended this authorization through October 31, 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

On May 1, 2003, $25 million of 6 1/4% Series First Mortgage Bonds matured and were funded with the sale of commercial paper. At September 30, 2003, Laclede Gas had fixed-rate long-term debt totaling $260 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Construction expenditures were $49.9 million in fiscal 2003 compared with $48.8 million in fiscal 2002 and $47.0 million in fiscal 2001. Laclede Gas expects fiscal 2004 utility construction expenditures to approximate $57 million.

Capitalization at September 30, 2003 consisted of 51.0% common stock equity, ..2% preferred stock, and 48.8% long-term debt.

The ratio of earnings to fixed charges was 3.2 for 2003, 2.2 for 2002 and
2.6 for 2001.

It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.


MARKET RISK

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At September 30, 2003, the Utility held approximately 13.8 million MmBtu of futures contracts at an average price of $5.82 per MmBtu. Additionally, approximately 15.2 million MmBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through September 2004.


ENVIRONMENTAL MATTERS

Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is engaged in ongoing meetings with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not and for many years has not owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.


OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

Independent Auditors' Report

To the Board of Directors and Shareholders of Laclede Gas Company:

We have audited the consolidated balance sheets and statements of consolidated capitalization of Laclede Gas Company and its subsidiaries ("the Company") as of September 30, 2003 and 2002, and the related statements of consolidated income, common shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2003. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Laclede Gas Company and its subsidiaries as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
November 18, 2003

Management Report

Management is responsible for the preparation, presentation and integrity of the financial statements and other financial information in this report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based on management's best estimates and judgments. In the opinion of management, the financial statements fairly reflect Laclede Gas' financial position, results of operations and cash flows.

Laclede Gas maintains internal accounting systems and related administrative controls that are designed to provide reasonable assurance, on a cost-effective basis, that transactions are executed in accordance with management's authorization, that financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and that Laclede Gas' assets are properly accounted for and safeguarded. Laclede Gas' Internal Audit Department, which has unrestricted access to all levels of Laclede Gas management, monitors compliance with established controls and procedures.

Deloitte & Touche LLP, Laclede Gas' independent auditors, whose report is contained herein, are responsible for auditing Laclede Gas' financial statements in accordance with auditing standards generally accepted in the United States of America. Such standards include obtaining an understanding of the internal control structure in order to design the audit of the financial statements.

The Audit Committee of the Board of Directors, which consists of four outside directors, meets periodically with management, the internal auditor, and the independent auditors to review the manner in which they are performing their responsibilities. Both the internal auditor and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Douglas H. Yaeger
Chairman of the Board,
President and Chief Executive Officer

Barry C. Cooper
Chief Financial Officer

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED INCOME

(Thousands)
----------------------------------------------------    -----------    -----------    -----------
Years Ended September 30                                  2003            2002           2001
----------------------------------------------------    -----------    -----------    -----------
Operating Revenues:
  Utility                                                 $774,772       $592,097     $  923,242
  Other                                                      2,391          2,521         78,867
                                                        -----------    -----------    -----------
         Total operating revenues                          777,163        594,618      1,002,109
                                                        -----------    -----------    -----------

Operating Expenses:
  Utility
    Natural and propane gas                                483,742        340,045        640,006
    Other operation expenses                               118,550        106,027        101,915
    Maintenance                                             18,759         17,813         19,262
    Depreciation and amortization                           22,229         24,215         26,193
    Taxes, other than income taxes                          56,102         48,342         65,062
                                                        -----------    -----------    -----------
         Total utility operating expenses                  699,382        536,442        852,438
  Other                                                      2,386          2,572         77,346
                                                        -----------    -----------    -----------
         Total operating expenses                          701,768        539,014        929,784
                                                        -----------    -----------    -----------
Operating Income                                            75,395         55,604         72,325
Other Income and (Income Deductions) - Net                     879            550          1,417
                                                        -----------    -----------    -----------
Income Before Interest and Income Taxes                     76,274         56,154         73,742
                                                        -----------    -----------    -----------

Interest Charges:
  Interest on long-term debt                                20,169         20,820         18,372
  Other interest charges                                     3,752          4,285         10,067
                                                        -----------    -----------    -----------
         Total interest charges                             23,921         25,105         28,439
                                                        -----------    -----------    -----------
Income Before Income Taxes                                  52,353         31,049         45,303
Income Tax Expense                                          18,011         10,720         14,831
                                                        -----------    -----------    -----------
Net Income                                                  34,342         20,329         30,472
Dividends on Redeemable Preferred Stock                         62             68             87
                                                        -----------    -----------    -----------
Earnings Applicable to Common Stock                       $ 34,280       $ 20,261     $   30,385
                                                        ===========    ===========    ===========






See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Thousands)
-------------------------------------------------------     ------------    ------------     ------------
Years Ended September 30                                       2003            2002             2001
-------------------------------------------------------     ------------    ------------     ------------
Net Income                                                     $ 34,342        $ 20,329         $ 30,472
                                                            ------------    ------------     ------------

Other Comprehensive Income (Loss):
 Minimum pension liability adjustment                              (396)           (553)               -
 Income tax expense (benefit) related to items
  of other comprehensive income (loss)                             (153)           (214)               -
                                                            ------------    ------------     ------------
Other Comprehensive Income (Loss), net of tax                      (243)           (339)               -
                                                            ------------    ------------     ------------

Comprehensive Income                                           $ 34,099        $ 19,990         $ 30,472
                                                            ============    ============     ============


See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
CONSOLIDATED BALANCE SHEETS


(Thousands)
-----------------------------------------------------------------      -------------    --------------
September 30                                                               2003             2002
-----------------------------------------------------------------      -------------    --------------
Assets
 Utility Plant                                                           $1,030,665          $988,747
   Less - Accumulated depreciation and amortization                         409,418           394,371
                                                                       -------------    --------------
                         Net utility plant                                  621,247           594,376
                                                                       -------------    --------------
 Other Property and Investments                                              27,898            27,132
                                                                       -------------    --------------

 Current Assets:
   Cash and cash equivalents                                                  2,907             1,317
   Accounts receivable:
     Gas customers - billed and unbilled                                     70,217            51,419
     Associated companies                                                     8,957             5,155
     Other                                                                    9,196             8,684
     Less - Allowances for doubtful accounts                                 (6,839)           (3,718)
   Inventories:
     Natural gas stored underground at LIFO cost                            117,182            77,087
     Propane gas at FIFO cost                                                17,132            14,712
     Materials, supplies and merchandise at average
       cost                                                                   3,995             4,326
   Derivative instrument assets                                              10,838            11,329
   Deferred income taxes                                                      7,631            12,305
   Prepayments and other                                                      4,881             2,514
                                                                       -------------    --------------
                         Total current assets                               246,097           185,130
                                                                       -------------    --------------

 Deferred Charges:
   Prepaid pension cost                                                     109,445           114,313
   Regulatory assets                                                        103,807            70,272
   Other                                                                      4,515             3,714
                                                                       -------------    --------------
                         Total deferred charges                             217,767           188,299
                                                                       -------------    --------------

                         Total Assets                                    $1,113,009          $994,937
                                                                       =============    ==============




See the accompanying notes to consolidated financial statements.


                                     16


LACLEDE GAS COMPANY
CONSOLIDATED BALANCE SHEETS (continued)

(Thousands)
------------------------------------------------------------------------    --------------    ------------
September 30                                                                     2003             2002
------------------------------------------------------------------------    --------------    ------------
 Capitalization and Liabilities
  Capitalization:
  Common stock equity                                                          $  271,504        $262,959
  Redeemable preferred stock                                                        1,258           1,266
  Long-term debt (less sinking fund requirements)                                 259,625         259,545
                                                                            --------------    ------------
              Total Capitalization                                                532,387         523,770
                                                                            --------------    ------------

Current Liabilities:
  Notes payable                                                                   218,200         118,870
  Notes payable - associated companies                                             11,540               -
  Accounts payable                                                                 41,938          29,695
  Accounts payable - associated companies                                          10,303           1,143
  Advance customer billings                                                        15,361          24,832
  Current portion of long-term debt                                                     -          25,000
  Wages and compensation accrued                                                   12,401          11,794
  Dividends payable                                                                 6,461           6,340
  Customer deposits                                                                 5,044           4,226
  Interest accrued                                                                  7,072           7,820
  Taxes accrued                                                                    16,287           9,495
  Unamortized purchased gas adjustment                                              5,865          22,976
  Other                                                                             3,366           2,417
                                                                            --------------    ------------
             Total Current Liabilities                                            353,838         264,608
                                                                            --------------    ------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                           177,957         156,924
  Unamortized investment tax credits                                                5,316           5,629
  Pension and postretirement benefit costs                                         20,973          14,658
  Regulatory liabilities                                                              582           9,501
  Other                                                                            21,956          19,847
                                                                            --------------    ------------
             Total Deferred Credits and Other Liabilities                         226,784         206,559
                                                                            --------------    ------------
Commitments and Contingencies (Note 14)
                                                                            --------------    ------------
             Total Capitalization and Liabilities                              $1,113,009        $994,937
                                                                            ==============    ============


See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED CAPITALIZATION


(Thousands, Except Per Share Amounts)
------------------------------------------------------------------------    ------------    ------------
September 30                                                                    2003            2002
------------------------------------------------------------------------    ------------    ------------

Common Stock Equity:
  Common stock, par value $1 per share and Paid-in Capital:
    Authorized - 2003 and 2002, 50,000,000 shares
    Issued - 2003 and 2002, 100 shares                                         $ 82,579        $ 82,579
  Retained earnings                                                             189,507         180,719
Accumulated other comprehensive income (loss)                                      (582)           (339)
                                                                            ------------    ------------
                  Total common stock equity                                     271,504         262,959
                                                                            ------------    ------------

Redeemable Preferred Stock - Laclede Gas,
  par value $25 per share (1,480,000
  shares authorized) Issued and outstanding:
    5% Series B - 2003, 44,413 shares; and
      2002, 44,749 shares                                                         1,110           1,118
    4.56% Series C - 2003 and 2002, 5,906 shares                                    148             148
                                                                            ------------    ------------
                  Total redeemable preferred stock                                1,258           1,266
                                                                            ------------    ------------

Long-Term Debt:
  First mortgage bonds:
    8-1/2% Series, due November 15, 2004                                         25,000          25,000
    8-5/8% Series, due May 15, 2006                                              40,000          40,000
    7-1/2% Series, due November 1, 2007                                          40,000          40,000
    6-1/2% Series, due November 15, 2010                                         25,000          25,000
    6-1/2% Series, due October 15, 2012                                          25,000          25,000
    6-5/8% Series, due June 15, 2016                                             50,000          50,000
    7% Series, due June 1, 2029                                                  25,000          25,000
    7.90% Series, due September 15, 2030                                         30,000          30,000
                                                                            ------------    ------------
                  Total                                                         260,000         260,000
  Unamortized discount, net of premium,
    on long-term debt                                                              (375)           (455)
                                                                            ------------    ------------
                  Total long-term debt                                          259,625         259,545
                                                                            ------------    ------------
                  Total                                                        $532,387        $523,770
                                                                            ============    ============


Long-term debt and preferred stock amounts are exclusive of current portion.

See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED COMMON SHAREHOLDERS' EQUITY

                                               Common Stock Issued
(Thousands, Except for                       ----------------------  Paid-in    Retained   Accum. Other   Treasury
   Shares and Per Share Amounts )                 Shares    Amount   Capital    Earnings   Comp. Income     Stock    Total
                                                  ------    ------   -------    --------   ------------     -----    -----

                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2000                      20,743,625  $20,744  $ 85,835   $200,423      $   -      $(24,017)  $282,985
                                             ---------------------------------------------------------------------------------
  Net Income                                             -        -         -     30,472          -             -     30,472
  Dividends declared:
    Common stock ($1.34 per share)                       -        -         -    (25,296)         -             -    (25,296)
  Preferred stock dividends                              -        -         -       (87)          -             -        (87)
  Other                                                  -        -        11          -          -             -         11
                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2001                      20,743,625  $20,744  $ 85,846   $205,512      $   -      $(24,017)  $288,085
                                             ---------------------------------------------------------------------------------
  Net Income                                             -        -         -     20,329          -             -     20,329
  Cancel treasury stock                         (1,865,638)  (1,866)  (22,151)         -          -        24,017          -
  Effect of restructuring                      (18,877,987)       -         -          -          -             -          -
  Effect of restructuring                              100        -         -          -          -             -          -
  Dividends declared:
    Common stock ($1.34 per share)                       -        -         -    (25,311)         -             -    (25,311)
  Preferred stock dividends                              -        -         -        (68)         -             -        (68)
  Other comprehensive income (loss)                      -        -         -          -       (339)            -       (339)
  Other                                                  -        -         6    (19,743)         -             -    (19,737)
                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2002                             100  $18,878  $ 63,701   $180,719      $(339)     $      -   $262,959
                                             ---------------------------------------------------------------------------------
  Net Income                                             -        -         -     34,342          -             -     34,342
  Dividends declared:
    Common stock ($1.34 per share)                       -        -         -    (25,492)         -             -    (25,492)
  Preferred stock dividends                              -        -         -        (62)         -             -        (62)
  Other comprehensive income (loss)                      -        -         -          -       (243)            -       (243)
                                             ---------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 2003                             100  $18,878  $ 63,701   $189,507      $(582)     $      -   $271,504
                                             =================================================================================

See the accompanying notes to consolidated financial statements.

LACLEDE GAS COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS


(Thousands)
------------------------------------------------------------------------------------------------------------
Years Ended September 30                                                     2003         2002       2001
------------------------------------------------------------------------------------------------------------

Operating Activities:
 Net Income                                                                $ 34,342    $ 20,329    $ 30,472
 Adjustments to reconcile net income to
   net cash provided by operating activities:
  Depreciation and amortization                                              22,241      25,001      26,425
  Deferred income taxes and investment
    tax credits                                                              13,542       6,374      (3,454)
  Other - net                                                                   730         832      (1,745)
  Changes in assets and liabilities:
   Accounts receivable - net                                                (19,991)     15,191     (23,284)
   Unamortized purchased gas adjustments                                    (17,111)     13,950      23,933
   Deferred purchased gas costs                                             (21,461)        185      (3,332)
   Accounts payable                                                          21,403      (1,955)    (13,572)
   Advance customer billings                                                 (9,471)     13,153      (3,611)
   Taxes accrued                                                              6,792      (6,067)      2,868
   Natural gas stored underground                                           (40,095)       (457)     18,126
   Other assets and liabilities                                                 925     (11,797)    (14,927)
                                                                        ------------------------------------
           Net cash provided by (used in)
             operating activities                                            (8,154)     74,739      37,899

Investing Activities:
 Construction expenditures                                                  (49,926)    (48,765)    (46,952)
 Employee benefit trusts                                                     (1,099)     (1,342)     (3,522)
 Other investments                                                              407      (2,598)     (2,948)
                                                                        ------------------------------------
           Net cash used in
             investing activities                                           (50,618)    (52,705)    (53,422)

Financing Activities:
 Issuance (maturity) of First Mortgage Bonds                                (25,000)          -      50,000
 Issuance of short-term debt - net                                          110,870       1,820      (9,950)
 Dividends paid                                                             (25,500)    (25,365)    (25,383)
 Redemption of preferred stock                                                   (8)       (395)       (136)
                                                                        ------------------------------------
           Net cash (used in) provided by
             financing activities                                            60,362     (23,940)     14,531
                                                                        ------------------------------------

Net Increase (Decrease) in Cash and
  Cash Equivalents                                                            1,590      (1,906)       (992)
Cash and Cash Equivalents at
  Beginning of Year                                                           1,317       3,223       4,215
                                                                        ------------------------------------
Cash and Cash Equivalents at End of Year                                   $  2,907    $  1,317    $  3,223
                                                                        ====================================

Supplemental Disclosure of Cash Paid
  (Refunded) During the Year for:
 Interest                                                                  $ 23,497    $ 22,349    $ 26,508
 Income taxes                                                                (4,317)     11,387      12,462

See the accompanying notes to consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

LACLEDE GAS COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility) and its subsidiary companies under the corporate organizational structure that was in place during the three years ended September 30, 2003. Effective October 1, 2001, the corporation reorganized such that Laclede Gas and its subsidiaries became separate subsidiaries of The Laclede Group, Inc., an exempt holding company under the Public Utility Holding Company Act of 1935. See Note 2 for a discussion of the holding company structure.

     The Laclede Gas Financial Statements included in this report present the financial position, results of operations and cash flows of Laclede Gas throughout the reported periods, as well as the financial position, results of operations and cash flows of Laclede Gas' former subsidiaries prior to restructuring. In conjunction with the October 1, 2001 restructuring, Laclede Gas dividended its equity in its subsidiaries of $19.7 million to Laclede Group. Also as of that same date, Laclede Gas cancelled its treasury stock of $24.0 million.

     All subsidiaries were wholly owned and material intercompany transactions between Laclede Gas and its affiliates that occurred prior to the October 1, 2001 restructuring have been eliminated from the financial statements of Laclede Gas.

     In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates that occurred after the October 1, 2001 restructuring, as well as intercompany balances remaining on Laclede Gas' balance sheet on September 30, 2003, have not been eliminated from the Laclede Gas financial statements.

     Laclede Gas provides administrative and general support to affiliates and has filed consolidated tax returns, which include affiliated company tax obligations. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies. At September 30, 2003, the Laclede Gas Balance Sheet reflected a total of $9.0 million of intercompany receivables and $21.8 million intercompany payables.

     NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. As an adjunct to its gas distribution business, Laclede Gas operates underground natural gas storage fields. Laclede Gas has also made investments in some non-utility businesses as part of a diversification program. Most of these activities were conducted through the wholly owned subsidiaries that became subsidiaries of Laclede Group effective with the October 1, 2001 restructuring.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the uniform system of accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission.

     UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses. Effective December 1, 2001, the MoPSC ordered the cost of removing retired utility plant to be recovered as an expense when incurred rather than being included in depreciation rates. Prior to December 1, 2001, the Utility's removal costs, net of salvage, were charged to accumulated depreciation. As ordered by the MoPSC, Laclede Gas instituted lower depreciation rates effective December 1, 2001 and began expensing all removal costs, net of salvage, as incurred. These costs are included in the Other Operation Expenses line on the income statement. Effective July 1, 2002, the MoPSC ordered the negative amortization on a straight-line basis of a portion of the Utility's depreciation reserve, amounting to $3.4 million annually, until implementation of rates in the Utility's next rate case proceeding during which the parties have agreed to review the depreciation issue in light of Statement of Financial Accounting Standard (SFAS) No. 143 implementation. Minor changes in depreciation rates were implemented January 1, 2003, as authorized by the MoPSC.

     Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. Annual depreciation and amortization in 2003, 2002 and 2001 averaged approximately 2.7%, 2.8% and 2.9%, respectively, of the original cost of depreciable and amortizable property.

     REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

     The following regulatory assets and regulatory liabilities were reflected in the Consolidated Balance Sheets as of September 30:

          (Thousands)                                                     2003        2002
          ------------------------------------------------------------------------------------

          Regulatory Assets:
          Future income taxes due from customers                         $ 62,633     $50,662
          Pension and postretirement benefit costs                         14,358       6,167
          Purchased gas costs                                              13,749           -
          Compensated absences                                              6,511       6,390
          Other                                                             6,984       7,924
                                                                       -----------------------
          Total Regulatory Assets                                        $104,235     $71,143
                                                                       =======================

          Regulatory Liabilities:
          Unamortized investment tax credits                             $  5,316     $ 5,629
          Unamortized purchased gas adjustments                             5,865      22,976
          Purchased gas costs                                                   -       9,117
          Other                                                               582         384
                                                                       -----------------------
          Total Regulatory Liabilities                                   $ 11,763     $38,106
                                                                       =======================

     As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs, of $10.5 million and $2.1 million, are being recovered and amortized on a straight-line basis over fifteen-year and ten-year periods, respectively, without return on investment. Approximately $2.6 million and $.8 million has been amortized, respectively, from December 27, 1999 through September 30, 2003. The Commission also authorized previously deferred costs of $2.8 million and $.3 million to be recovered and amortized on a straight-line basis over a ten-year period, without return on investment, effective December 1, 2001 and November 9, 2002, respectively. Approximately $.5 million and $29,000 has been amortized through September 30, 2003.

     GAS STORED UNDERGROUND - Inventory of Utility gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of gas stored underground for current use at September 30, 2003 exceeded the LIFO cost by $19.6 million and at September 30, 2002 exceeded the LIFO cost by $10.0 million. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.

     REGULATED GAS DISTRIBUTION REVENUES - Laclede Gas records revenues from gas sales and transportation service on the accrual basis which includes estimated amounts for gas delivered, where applicable, but not yet billed.

     PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT - The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Currently, the MoPSC allows Laclede Gas to adjust the gas cost component of its rates in order to better match customer billings with market natural gas prices. Currently, the tariffs allow scheduled gas cost adjustments in November, January, March and June. Effective February 2002, the MoPSC clarified that costs, cost reductions and carrying costs associated with the Utility's use of natural gas financial instruments (except as provided previously under the PSP) are gas costs recoverable through the PGA mechanism.

     The provisions of the PGA Clause also included operation of the Gas Supply Incentive Plan (GSIP or Plan), that extended through September 30, 2001. See Note 4 for additional information on the operation of the Plan.

     Operation of the Price Stabilization Program (PSP or Program) was also included in the provisions of the PGA Clause. Under those provisions, the MoPSC authorized Laclede Gas to purchase financial instruments to protect itself and its customers from unusually large winter period gas price increases. The costs of purchasing these instruments and financial gains derived from such activities were passed on to Laclede Gas customers through the operation of its PGA Clause. Laclede Gas had an opportunity to benefit from gains and cost reductions achieved under the Program. The cost of financial instruments for the fiscal 2001 heating season, however, like the cost of natural gas itself, increased significantly. As a result, the MoPSC granted a request made by Laclede Gas to reduce the amount of natural gas purchases required to be covered by such financial instruments for that particular heating season. In February 2001, the MoPSC approved modifications to the program for the fiscal 2002 heating season. The modifications allowed a total of $4.0 million in supplemental funding to be added to the program for the purchase of financial instruments for the fiscal 2002 heating season and that the percentage of gas requirements to be covered be reduced. Concurrently, Laclede Gas relinquished a claim on $4.0 million arising from gains realized from purchases and sales of financial instruments made during fiscal 2001 and offered to utilize a similar amount to provide for future funding for such instruments in the event the program was allowed to continue. The PSP was allowed to expire at the end of the fiscal 2002 heating season, at which time, the Utility recorded nearly $4.9 million in pre-tax income produced through the Program. See Note 14 for further discussion of the PSP.

     Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs, cost reductions, and carrying costs associated with the use of financial instruments), and amounts due to or from customers related to the operation of the GSIP and PSP are reflected as a deferred charge or credit until fiscal year end. At that time the balance is classified as a current asset or liability and is recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings.

     INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. The provision for current income taxes reflects the tax treatment of these items. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts for regulated companies, and will be reflected as income or loss for non-regulated companies.

     Laclede Gas' investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.

     CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value.

     NEW ACCOUNTING STANDARDS - In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations in the scope of this Statement to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses how acquired goodwill and other intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon acquisition and after they have been initially recognized in the financial statements. The adoption of SFAS Nos. 141 and 142 on October 1, 2002 did not have a material effect on the financial position or results of operations of Laclede Gas.

     The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The provisions of the Statement provide for rate-regulated entities that meet the criteria for application of SFAS No. 71, such as Laclede Gas, to recognize regulatory assets or liabilities for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to this Statement and rate-making purposes. The adoption of this Statement on October 1, 2002 did not affect the financial position or results of operations of Laclede Gas. There are legal obligations related to final abandonment of the Utility's gas distribution system. However, these obligations related to mass property and other distribution system assets generally continue in perpetuity and can not be measured under SFAS No. 143 because of indeterminate settlement dates and cash flow estimates.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to consolidate accounting guidance on various issues related to this matter. Adoption of this Statement in fiscal 2003 did not have a material effect on the financial position or results of operations of Laclede Gas.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 did not have a material effect on the financial position or results of operations of Laclede Gas.

     SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the method used on reported results. The disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The required disclosures are included in Laclede Group's Note 1, page 38.

     SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for all hedging relationships designated after June 30, 2003. There was no effect on the financial position or results of operations of Laclede Gas.

     SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Laclede Gas' redeemable preferred stock is a liability under the provision of SFAS No. 150 and is presented within the Capitalization section on the Consolidated Balance Sheets. There was not a material effect on the financial position or results of operations of Laclede Gas.

     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", requires an entity to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This requirement is to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. This Interpretation also requires disclosures in interim and annual financial statements about obligations under certain guarantees that the entity has issued. These disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. This Interpretation did not have a material effect on the financial position or results of operations of Laclede Gas.

     FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", addresses consolidation of business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest acquired before February 1, 2003. Laclede Gas does not expect a material effect on its financial position or results of operations.

     In October 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 02-3, "Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The consensus precludes mark-to-market accounting for all energy trading contracts not within the scope of SFAS No. 133, "Accounting for Derivative and Hedging Activities." The consensus to rescind EITF 98-10 is applicable for fiscal periods beginning after December 15, 2002, except that energy trading contracts not within the scope of SFAS No. 133 purchased after October 25, 2002, but prior to the implementation of the consensus, are not permitted to apply mark-to-market accounting. The EITF also reached a consensus that gains and losses on derivative instruments within the scope of SFAS No. 133 should be shown net in the income statement if the derivative instruments are purchased for trading purposes. Application of these consensuses did not have a material effect on the financial position or results of operations of Laclede Gas.

     RECLASSIFICATION - Certain prior-period amounts have been reclassified to conform to current-period presentation.

2. CORPORATE RESTRUCTURING

     Effective October 1, 2001, Laclede Gas and its subsidiaries became subsidiaries of Laclede Group, an exempt holding company under the Public Utility Holding Company Act of 1935. Under the new structure, Laclede Gas and its former subsidiaries operate as separate subsidiaries of Laclede Group. The following charts illustrate the major organizational changes resulting from this restructuring.

                                             Organization Structure
                                            Prior to October 1, 2001

                                               -------------------
                                               Laclede Gas Company
                                               -------------------
                                                       |
                     --------------------------------------------------------------------
                     |                                 |                                |
           ----------------------         ---------------------------        ------------------------
           Laclede Investment LLC         Laclede Development Company        Laclede Pipeline Company
           ----------------------         ---------------------------        ------------------------
                     |                                 |
       ------------------------------        ---------------------
       Laclede Energy Resources, Inc.        Laclede Venture Corp.
       ------------------------------        ---------------------
                     |
      ---------------------------------
      Laclede Gas Family Services, Inc.
      ---------------------------------


                                             Organization Structure
                                            Effective October 1, 2001

                                             -----------------------
                                             The Laclede Group, Inc.
                                             -----------------------
                                                       |
         -------------------------------------------------------------------------------------------
         |                          |                                |                             |
-------------------       ----------------------        ---------------------------     ------------------------
Laclede Gas Company       Laclede Investment LLC        Laclede Development Company     Laclede Pipeline Company
-------------------       ----------------------        ---------------------------     ------------------------
                                    |                                |
                      ------------------------------       ---------------------
                      Laclede Energy Resources, Inc.       Laclede Venture Corp.
                      ------------------------------       ---------------------
                                    |
                     ---------------------------------
                     Laclede Gas Family Services, Inc.
                     ---------------------------------

     Since the October 1, 2001 restructuring, stock certificates previously representing shares of Laclede Gas common stock have represented the same number of shares of Laclede Group common stock. All serial preferred stock issued by Laclede Gas remains issued and outstanding as shares of Laclede Gas serial preferred stock. The dividend rate for the preferred stock has not changed and those dividends will continue to be paid by Laclede Gas. All outstanding indebtedness and other obligations of Laclede Gas prior to the restructuring remain outstanding as obligations of Laclede Gas.

3. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment. The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds. Pension cost in 2003 amounted to $3.5 million, pension credits in 2002 and 2001 amounted to $3.5 million and $5.2 million, respectively, including amounts recorded in construction.

     The net periodic pension costs (credits) include the following components:

         (Thousands)                                                2003         2002          2001
         ---------------------------------------------------------------------------------------------
         Service cost - benefits earned
            During the period                                     $ 10,561      $ 9,441      $  9,575
         Interest cost on projected
            benefit obligation                                      16,600       14,653        15,331
         Expected return on plan assets                            (22,601)     (24,749)      (25,517)
         Amortization of transition obligation                        (236)        (602)         (662)
         Amortization of prior service cost                          1,392        1,127         1,174
         Amortization of actuarial (gain)/loss                       1,338       (3,768)       (5,544)
         Regulatory adjustment                                      (3,582)         435           435
                                                               ---------------------------------------
         Net pension cost (credit)                                $  3,472      $(3,463)     $ (5,208)
                                                                 =======================================

     Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the commission authorized amounts that were deferred pursuant to provisions in previous rate cases to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2001 and 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2001 and 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

     Effective for fiscal 2003, pursuant to the Commission's order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3,400,000 effective July 1, 2003. The difference between this amount and pension expense as calculated pursuant to the above and included in the Statement of Consolidated Income and Statement of Consolidated Comprehensive Income is deferred as a regulatory asset or liability.

     The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation recognized in the Consolidated Balance Sheets at September 30:

         (Thousands)                                                        2003           2002
         -----------------------------------------------------------------------------------------

         Benefit obligation at beginning of year                          $228,090       $197,773
         Service cost                                                       10,561          9,441
         Interest cost                                                      16,600         14,653
         Plan amendments                                                         -          4,897
         Actuarial loss                                                     38,865         24,401
         Settlements                                                          (491)             -
         Gross benefits paid                                               (25,186)       (23,075)
                                                                      ----------------------------

         Benefit obligation at end of year                                $268,439       $228,090
                                                                      ============================

     The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

         (Thousands)                                                                   2003          2002
         ---------------------------------------------------------------------------------------------------

         Fair value of plan assets at beginning of year                              $273,230      $299,437
         Actual return on plan assets                                                  23,989        (4,486)
         Employer contributions                                                         3,000         1,354
         Settlements                                                                     (491)            -
         Gross benefits paid                                                          (25,186)      (23,075)
                                                                                 ---------------------------
         Fair value of plan assets at end of year                                    $274,542      $273,230
                                                                                 ---------------------------

         Funded status at end of year                                                $  6,103      $ 45,140
         Unrecognized net actuarial loss                                               82,743        46,872
         Unrecognized prior service cost                                               17,264        18,655
         Unrecognized net transition asset                                                  -          (236)
         Fourth quarter contribution adjustment                                            56           989
                                                                                 ---------------------------
         Net amount recognized at end of year                                        $106,166      $111,420
                                                                                 ===========================

         Amounts recognized in the Consolidated Balance Sheets consist of:

         Prepaid pension cost                                                        $105,081      $114,313
         Accrued benefit liability                                                     (5,294)       (3,456)
         Intangible asset                                                                 753            10
         Regulatory adjustment                                                          4,677             -
         Accumulated other comprehensive income                                           949           553
                                                                                  ---------------------------
         Net amount recognized at end of year                                        $106,166      $111,420
                                                                                  ===========================

     The pension benefit obligation and the fair value of plan assets are based on a June 30 measurement date. The projected benefit obligation was determined using a weighted average discount rate of 6.00% for 2003 and 7.25% for 2002, and a weighted average rate of future compensation increase of 3.00% for 2003 and 4.00% for 2002. The effect of the above changes in pension assumptions was to increase the projected benefit obligation by $36.0 million. The expected long-term rate of return on plan assets was 8.50% for both 2003 and 2002.

     The aggregate projected benefit obligation and fair value of plan assets for plans with benefit obligations in excess of plan assets were $23.9 million and $14.8 million, respectively, for fiscal 2003 and $5.2 million and $0, respectively, for fiscal 2002. The aggregate accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $21.4 million and $14.8 million, respectively, for fiscal 2003 and $5.0 million and $0, respectively, for fiscal 2002.

     Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be settled by lump-sum cash payments. Settlements in 2003 resulted in a pre-tax loss of approximately $.3 million, and settlements in 2002 and 2001 resulted in pre-tax gains of approximately $0, and $.6 million, respectively. In 2001, all such lump sum payments were recognized as settlements. Pursuant to MoPSC order in the 2001 rate case, effective for fiscal 2002, lump sum payments are recognized as settlements only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements in fiscal 2002, and in fiscal 2003, $.5 million of lump sum payments were recognized as settlements.

     The cost of the defined contribution plans of Laclede Gas, which cover substantially all employees, amounted to $2.9 million, $2.9 million, and $3.0 million, respectively, for the years 2003, 2002 and 2001.

     Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

     Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities and mutual funds invested in stocks and bonds. The unrecognized transition obligation is being amortized over 20 years. Postretirement benefit costs in 2003, 2002 and 2001 amounted to approximately $7.8 million, $6.5 million, and $6.2 million, respectively, including amounts charged to construction.

     Net periodic postretirement benefit costs consisted of the following components:

         (Thousands)                                                 2003          2002        2001
         --------------------------------------------------------------------------------------------

         Service cost - benefits earned
           during the period                                        $2,758        $2,205      $2,063
         Interest cost on accumulated
           postretirement benefit obligation                         3,661         3,266       3,055
         Expected return on plan assets                               (937)         (853)       (704)
         Amortization of transition
           obligation                                                1,267         1,267       1,267
         Amortization of prior service cost                            328           365         365
         Amortization of actuarial loss                                415           227          66
         Regulatory adjustment                                         301            69          69
                                                                -------------------------------------
         Net postretirement benefit cost                            $7,793        $6,546      $6,181
                                                                =====================================

     The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

         (Thousands)                                                      2003         2002
         ------------------------------------------------------------------------------------

         Benefit obligation at beginning of year                        $50,027      $39,958
         Service cost                                                     2,758        2,205
         Interest cost                                                    3,661        3,266
         Plan amendments                                                 (4,021)        (476)
         Actuarial loss                                                   5,131        8,731
         Gross benefits paid                                             (5,048)      (3,657)
                                                                    -------------------------
         Benefit obligation at end of year                              $52,508      $50,027
                                                                    =========================

     The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets recognized in the Consolidated Balance Sheets at September 30:

         (Thousands)                                                          2003         2002
         -----------------------------------------------------------------------------------------

         Fair value of plan assets at beginning of year                     $ 12,081     $  9,715
         Actual return on plan assets                                             61          114
         Employer contributions                                                7,160        5,909
         Gross benefits paid                                                  (5,048)      (3,657)
                                                                         -------------------------
         Fair value of plan assets at end of year                           $ 14,254     $ 12,081
                                                                         -------------------------

         Funded status at end of year                                       $(38,254)    $(37,946)
         Unrecognized net actuarial loss                                      16,665       11,073
         Unrecognized prior service cost                                        (277)       1,997
         Unrecognized net transition obligation                               10,570       13,912
                                                                         -------------------------
         Net amount recognized at end of year
           as postretirement benefit cost                                   $(11,296)    $(10,964)
                                                                         =========================

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for 2003 was 7.00% in 2003, and gradually decreases each successive year until it reaches 5.00% in 2005 and future years. Such rate for 2002 was 8.00% in 2002 and gradually decreased each successive year until it reached 5.0% in 2005 and future years. A one-percentage-point increase or (decrease) in the assumed health care cost trend rate for each future year would have increased or (decreased) the aggregate of the service and interest cost components of the 2003 net periodic postretirement benefit cost by approximately $.4 million or $(.4) million and would have increased or (decreased) the postretirement benefit obligation by $1.7 million or $(1.7) million. The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 6.00% for 2003 and 7.25% for 2002, and a weighted average rate of future compensation increase of 3.00% for 2003 and 4.00% for 2002. These changes in assumptions increased the postretirement benefit obligation by $5.1 million. The weighted average rate for the expected return on medical plan assets was 7.75% for both 2003 and 2002 and the weighted average rate for the expected return on life insurance plan assets was 8.50% for both 2003 and 2002.

     Effective with the implementation of rates (from the 1999 rate case) on December 27, 1999, the commission authorized amounts that were deferred pursuant to provisions in previous rate cases, to be included in rates without return on investment and amortized over a fifteen-year period. Additionally, pursuant to that order and effective for fiscal 2001 and 2002, the return on plan assets was based on the market value of plan assets and the unrecognized gain or loss balances subject to amortization were based upon the most recent five-year average of the unrecognized gain or loss balance. Net gains and losses in fiscal 2001 and 2002 subject to amortization were amortized over a five-year period, as ordered by the MoPSC in the 1999 rate case.

     Effective for fiscal 2003, pursuant to the Commission's order in the Company's 2002 rate case, the return on plan assets is based on market related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

4. GAS SUPPLY INCENTIVE PLAN AND OFF-SYSTEM SALES

     Under the Gas Supply Incentive Plan (GSIP) of Laclede Gas, the
Utility shared with its customers certain gains and losses related to the acquisition and management of its gas supply assets. The provisions of the GSIP extended through September 30, 2001. In September 2001, the MoPSC ruled that the GSIP should be allowed to expire. After the MoPSC's decision to terminate the GSIP was upheld by the Cole County Circuit Court, the Company determined that it would not seek further judicial review of the MoPSC's decision. Pursuant to the 2001 rate case settlement, the MoPSC authorized Laclede Gas to retain all income from releases of pipeline capacity effective December 1, 2001. Income from releases of pipeline capacity was previously shared with customers under the terms of the GSIP. Laclede Gas will continue to retain all income resulting from sales outside of its traditional service area, as previously authorized by the MoPSC. Income related to releases of pipeline capacity and sales made outside its traditional service area are volatile in nature and subject to market conditions.

     During fiscal 2001, total pre-tax income derived from all sharing provisions of the GSIP, excluding income generated by sales outside of the Laclede Gas service area, could not exceed $9.0 million. Of that amount, pre-tax income derived from sharing gains and losses as measured against a benchmark level of gas costs could not exceed $5.3 million. Under the provisions of the Plan during fiscal 2001, Laclede Gas and its customers shared as follows:

o releases of pipeline capacity, of which 70% to 90% of the revenues were allocated to its customers and the balance to its shareholders,

o savings from discounts off of maximum pipeline transportation rates, of which the excess over a predetermined baseline of $13 million was allocated 70% to its customers and the balance to its shareholders,

o gains and losses as measured against a benchmark level of gas cost, of which 50% to 90% (depending on the change from a predetermined cost) was allocated to its customers and the balance to its shareholders, and

o increases or decreases in costs related to changes in the mix of pipeline services, of which 70% was allocated to its customers and the balance to its shareholders.

     GSIP and off-system sales revenues are included in the gas distribution operating revenues line in the accompanying financial statements. Expenses related to the GSIP and off-system sales are included in the natural and propane gas expense line in the accompanying financial statements. Pre-tax income from the GSIP, capacity release and off-system sales activities are set forth below.

         (Thousands)                                                2003        2002       2001
         -----------------------------------------------------------------------------------------

         GSIP (including Capacity Release)                        $     -      $    -    $ 9,000
         Capacity Release (post-GSIP)                               3,567       1,402          -
         Off-System Sales                                           7,186       3,718      1,035
                                                                ----------------------------------

         Total Pre-Tax Income                                     $10,753      $5,120    $10,035
                                                                ==================================

5. GAS SUPPLY MANAGEMENT COSTS

     In the 2002 rate case, the MoPSC approved a new plan applicable to the management of the Utility's gas supply commodity costs under which Laclede Gas achieved approximately $3.5 million in pre-tax income during the fiscal year ending September 30, 2003. Under the plan, the Utility may retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost.

6. COMMON STOCK AND PAID-IN CAPITAL

     Laclede Gas issued no shares of its common stock during fiscal 2003 or fiscal 2002.

     Paid-in capital increased slightly in 2003 due to gains recorded on reacquired preferred stock. Paid-in capital decreased $22.2 million in 2002 primarily due to the cancellation of 1,865,638 shares of treasury stock totaling $22.2 million by Laclede Gas.

     Total shares of common stock outstanding were 100 at September 30, 2003 and 2002.

7. REDEEMABLE PREFERRED STOCK

     The preferred stock, which is non-voting except in certain circumstances, may be redeemed at the option of the Laclede Gas Board of Directors. The redemption price is equal to par of $25.00 a share.

     During 2003, 336 shares of 5% Series B preferred stock were reacquired; in 2002, 16,006 shares of 5% Series B preferred stock were reacquired.

     Any default in a sinking fund payment must be cured before Laclede Gas may pay dividends on or acquire any common stock. Sinking fund requirements on preferred stock for the next five years subsequent to September 30, 2003 are $0 in 2004 and $.2 million each in 2005 through 2008.

8. LONG-TERM DEBT

     Maturities on long-term debt, including current portion, for the five fiscal years subsequent to September 30, 2003 are as follows:

               2004          -
               2005          $25 million
               2006          $40 million
               2007          -
               2008          $40 million

     On May 1, 2003, $25 million of 6 1/4% Series First Mortgage Bonds matured and was funded with the sale of commercial paper.

     As of September 30, 2003, $270 million of the Laclede Gas shelf registration on Form S-3 remained registered and unissued. The MoPSC authorization for issuing securities registered on Form S-3 expired in September 2003. On July 9, 2003, the Utility filed a request with the MoPSC to extend their authorization for an additional three years. The Commission subsequently extended its authorization through October 31, 2006. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

     Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. Its mortgage contains provisions that restrict retained earnings from declaration or payment of cash dividends. As of September 30, 2003 and 2002, all of the retained earnings of Laclede Gas were free from such restrictions.

9. NOTES PAYABLE AND CREDIT AGREEMENTS

     In September 2003, Laclede Gas renewed and increased its syndicated line of credit to $250 million for a period of 364 days. Laclede Gas also has supplemental 364-day lines totaling $15 million through April 2004. Subsequent to the end of the fiscal year, a seasonal credit line of $25 million was put in place for the period of October 14, 2003 through February 13, 2004.

     Laclede Gas issues commercial paper that is supported by the bank lines of credit. During fiscal year 2003, the Utility's short-term borrowing requirements, which peaked at $229.8 million, were met primarily by the sale of commercial paper, supplemented from time to time by short-term loans from Laclede Group of no more than $15 million. Laclede Gas had $218.2 million in commercial paper outstanding as of September 30, 2003, at a weighted average interest rate of 1.2%, and $118.9 million outstanding as of September 30, 2002, at a weighted average interest rate of 1.9%.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of financial instruments at September 30, 2003 and 2002 are as follows:

                                                                          Carrying       Fair
         (Thousands)                                                       Amount        Value
         ---------------------------------------------------------------------------------------

         2003:
           Cash and cash equivalents                                      $  2,907     $  2,907
           Short-term debt                                                 229,740      229,740
           Long-term debt                                                  259,625      290,780
           Redeemable preferred stock                                        1,258        1,258

         2002:
           Cash and cash equivalents                                      $  1,317     $  1,317
           Short-term debt                                                 118,870      118,870
           Long-term debt, including current portion                       284,545      315,178
           Redeemable preferred stock                                        1,266        1,266

     The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these investments. Fair value of long-term debt and preferred stock is estimated based on market prices for similar issues.

11. INCOME TAXES

     The net provisions for income taxes charged during the years ended September 30, 2003, 2002 and 2001 are as follows:

         (Thousands)
         ---------------------------------------------------------------------------------
         Years Ended September 30                            2003        2002       2001
         ---------------------------------------------------------------------------------

         Included in Statements of
          Consolidated Income:
             Federal
               Current                                      $ 3,342    $ 3,643   $15,639
               Deferred                                      12,112      5,666    (2,778)
               Investment tax credit
                 adjustments - net                             (313)      (319)     (319)
             State and local
               Current                                        1,127        703     2,646
               Deferred                                       1,743      1,027      (357)
                                                         ---------------------------------
                      Total                                 $18,011    $10,720   $14,831
                                                         =================================

     The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

                                                            2003       2002       2001
                                                       ----------------------------------

Federal income tax statutory rate                            35.0%      35.0%      35.0%
State and local income taxes,
   Net of federal income tax benefits                         3.6        3.6        3.3
Certain expenses capitalized on books
   And deducted on tax return                                (2.9)      (4.9)      (2.5)
Taxes related to prior years                                 (1.3)       1.4        0.3
Other items - net                                               -       (0.6)      (3.3)
                                                       ----------------------------------
Effective income tax rate                                    34.4%      34.5%      32.8%
                                                       ==================================

     The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of September 30 are as follows:

         (Thousands)                                                    2003         2002
         -----------------------------------------------------------------------------------

         Deferred tax assets:
            Reserves not currently deductible                        $ 18,043     $ 15,108
            Deferred gas cost                                           1,602        9,037
            Unamortized investment tax credits                          3,347        3,544
            Other                                                       4,454        3,867
                                                                 ---------------------------
              Total deferred tax assets                                27,446       31,556

         Deferred tax liabilities:
            Relating to utility property                              146,748      123,773
            Pension                                                    42,500       44,380
            Other                                                       8,524        8,022
                                                                 ---------------------------
              Total deferred tax liabilities                          197,772      176,175

         Net deferred tax liability                                   170,326      144,619
         Net deferred tax asset - current                               7,631       12,305
                                                                 ---------------------------
         Net deferred tax liability - non-current                    $177,957     $156,924
                                                                  ==========================

12. OTHER INCOME AND INCOME DEDUCTIONS - NET

         (Thousands)                                                   2003         2002       2001
         --------------------------------------------------------------------------------------------

         Allowance for Funds
              Used During Construction                               $ (107)       $(149)    $   749
         Other Income                                                 1,575          850       2,298
         Other Income Deductions                                       (589)        (151)     (1,630)
                                                                -------------------------------------
         Other Income and (Income Deductions) - Net                  $  879        $ 550     $ 1,417
                                                                 ====================================

13. INFORMATION BY OPERATING SEGMENT

     The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.0 million, including the City of St. Louis, St. Louis County, and parts of eight other counties. The Non-Regulated Other segment includes merchandise sales activities, and in fiscal 2001 (prior to restructuring) included the transportation of liquid propane, gas marketing, the sale of insurance related products, real estate development, the compression of natural gas, and financial investments in other enterprises. Accounting policies are as described in Note 1. There are no material intersegment revenues.

         (Thousands)

                                                    Regulated
                                                       Gas         Non-Regulated
                                                   Distribution        Other      Eliminations Consolidated
                                                 ------------------------------------------------------------
         Fiscal 2003
         Operating Revenues                         $  774,772        $ 2,391       $      -    $  777,163
         Depreciation & Amortization                    22,229              -              -        22,229
         Interest Charges                               23,921              -              -        23,921
         Income Tax Expense                             18,009              2              -        18,011
         Net Income                                     34,339              3              -        34,342
         Total Assets                                1,111,503          1,506              -     1,113,009
         Construction Expenditures                      49,926              -              -        49,926

         Fiscal 2002
         Operating Revenues                         $  592,097        $ 2,521       $      -    $  594,618
         Depreciation & Amortization                    24,215              -              -        24,215
         Interest Charges                               25,105              -              -        25,105
         Income Tax Expense                             10,740            (20)             -        10,720
         Net Income                                     20,360            (31)             -        20,329
         Total Assets                                  993,490          1,447              -       994,937
         Construction Expenditures                      48,765              -              -        48,765

         Fiscal 2001
         Operating Revenues                         $  923,242        $78,867       $      -    $1,002,109
         Depreciation & Amortization                    26,193              -              -        26,193
         Interest Charges                               28,792              -           (353)       28,439
         Income Tax Expense                             14,170            661              -        14,831
         Net Income                                     29,541            931              -        30,472
         Total Assets                                  963,676         29,800        (17,566)      975,910
         Construction Expenditures                      46,952              -              -        46,952

14. COMMITMENTS AND CONTINGENCIES

     Laclede Gas estimates fiscal year 2004 utility construction expenditures at approximately $57 million. The lease agreement covering the general office space of Laclede Gas extends through February 2005 with options to renew for up to 15 additional years. The aggregate rental expense for fiscal years 2003, 2002 and 2001 was $847,000, $838,000 and $830,000,
respectively. The annual minimum rental payment for fiscal year 2004 is anticipated to be approximately $856,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal 2005. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $697,000 in fiscal 2004, $587,000 in fiscal 2005, $426,000 in fiscal 2006, $219,000 in fiscal 2007 and $90,000 in fiscal 2008. Laclede Gas has entered into various contracts, which in the aggregate require it to pay approximately $85 million on an annual basis, at present rate levels, for the reservation of gas supplies and pipeline transmission and storage capacity. These costs are recovered from customers in accordance with the PGA Clause. The contracts have various expiration dates ranging from 2004 to 2011.

     Laclede Gas is subject to various environmental laws and regulations that, to date, have not materially affected the Company's financial position and results of operations. As these laws, regulations, and their interpretation evolve, however, additional costs may be incurred.

     With regard to a former manufactured gas plant site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of September 30, 2003, Laclede Gas has paid or reserved for these actions. If regulators require additional actions or assert additional claims, Laclede Gas will incur additional costs.

     Laclede Gas enrolled a second former manufactured gas plant site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides opportunities to minimize the scope and cost of site cleanup while maximizing possibilities for site development. This site is located in and is presently owned by the City of St. Louis, Missouri. The City of St. Louis has separately authorized a developer to prepare both a Remedial Action Plan (RAP), for submission to the VCP, and a site development plan. Laclede Gas is engaged in ongoing meetings with the developer to determine what role, if any, it might play in these efforts. Laclede Gas continues to evaluate other options as well, including, but not limited to, the submission of its own RAP to the VCP. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting may be approximately $650,000. Currently, Laclede Gas has paid or reserved for these actions. Laclede has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $173,000. Laclede Gas anticipates additional reimbursement from this party. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties if practicable.

     Costs incurred are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' rates.

     Laclede Gas has been advised that a third former manufactured gas plant site may require remediation. Laclede Gas does not and for many years has not owned this site. At this time it is not clear whether Laclede Gas will incur any costs in connection with environmental investigations or remediation at the site, and if it does incur any costs, what the amount of those costs would be.

     While the scope of costs relative to the Shrewsbury site will not be significant, the scope of costs relative to the other sites is unknown and may be material. Laclede Gas has notified its insurers that it seeks reimbursement of its costs at these three manufactured gas plant sites. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. With regard to the Shrewsbury site, denials of coverage are not expected to have any material impact on the financial position and results of operations of Laclede Gas. With regard to the other two sites, since the scope of costs are unknown and may be significant, denials of coverage may have a material impact on the financial position and results of operations of Laclede Gas. Such costs, if incurred, have typically been subject to recovery in rates.

     On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas believes that Staff's position lacks merit and has vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its ratepayers in its November 2003 PGA filing. On June 19, 2003, Laclede Gas appealed the MoPSC's decision to the Cole County Circuit Court. On October 10, 2003, the Circuit Court issued an order staying the MoPSC's decision requiring Laclede Gas to flow through the $4.9 million to customers. Pursuant to the Stay Order, Laclede Gas will instead pay the $4.9 million into the Court's registry pending a final judicial determination of the Utility's entitlement to such amounts. On November 5, 2003, the Circuit Court of Cole County, Missouri, issued its Order and Judgment vacating and setting aside the Commission's decision on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. The Court's Order and Judgment becomes final 30 days after the date it was issued, at which time it will be subject to appeal.

     Laclede Gas is involved in litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes the final outcome will not have a material adverse effect on the financial position and results of operations reflected in the financial statements presented herein.

15. INTERIM FINANCIAL INFORMATION (UNAUDITED)

     In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2003 and 2002 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands)
----------------------------------------     ---------------     -------------    --------------    -------------
Three Months Ended                               Dec. 31            March 31          June 30          Sept. 30
----------------------------------------     ---------------     -------------    --------------    -------------

2003
Total operating revenues                          $217,815         $358,109         $ 114,829          $86,410
Operating income (loss)                             27,948           46,765             5,124           (4,442)
Net income (loss)                                   14,598           24,898                53           (5,207)

----------------------------------------     ---------------     -------------    --------------    -------------
Three Months Ended                               Dec. 31            March 31          June 30          Sept. 30
----------------------------------------     ---------------     -------------    --------------    -------------

2002
Total operating revenues                          $183,818         $257,398         $  87,968          $65,434
Operating income (loss)                             17,579           43,066              (212)          (4,829)
Net income (loss)                                    7,880           22,581            (3,379)          (6,753)